Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated June 30, 2008

(Related to the Pricing Supplement No. 2008-MTNDD303, Subject to Completion, Dated June 30, 2008)

Callable Fixed-to-Floating Rate Notes Due 2013

Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.
Principal Protection:	100% if held to the Maturity Date.
Pricing Date:	July , 2008.
Issue Date:	July , 2008.
Maturity Date:	Approximately five years after the Issue Date.
Price to Public:	Variable, at prevailing market prices or at prices otherwise negotiated.
Principal Amount:	$ .
Interest Rate:

Within the period from and including July     , 2008 to but excluding July     , 2009, a per annum interest rate equal to approximately 4.75% to 5.25% (to be determined on the Pricing Date).

Within the period from and including July     , 2009 to but excluding July     , 2013, a per annum interest rate equal to the Underlying LIBOR Rate, as determined on a relevant Interest Determination Date, plus 1%.

Underlying LIBOR Rate:	The three-month U.S. dollar LIBOR rate appearing on Reuters Page “LIBOR01” (or any successor page) at 11:00 a.m. (New York City time) on any Interest Determination Date for a relevant Floating Rate Interest Period.
Interest Determination Date:	The second London Business Day prior to any Floating Rate Interest Period.
Interest Period or Floating Rate Interest Period:	Each three-month period from and including the Issue Date or an Interest Payment Date to but excluding the next Interest Payment Date, Maturity Date or any earlier date on which the Notes are redeemed, as applicable.
Interest Payment Dates:	Quarterly on each January , April , July and October , beginning on October , 2008 and ending on the Maturity Date.
Day Count Convention:

During each Interest Period from and including July     , 2008 to but excluding July     , 2009, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

During each Floating Rate Interest Period from and including July     , 2009 to but excluding July     , 2013, interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Call Feature:	Callable quarterly in whole, but not in part, on any Interest Payment Date, beginning on July , 2009.
Payment at Call:	100% of the principal amount of Notes then held, plus any accrued and unpaid interest.
Call Notice:	Not less than 10 calendar days.
Payment at Maturity:	100% of the principal amount plus any accrued and unpaid interest.
Denominations:	Minimum denominations and increments of US$1,000.
Listing:	None.

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Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.
Sales Commission Earned:	US$10 per Note for each Note sold by a Smith Barney Financial Advisor.
Sales Concession Granted:	Not to exceed US$10 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
Calculation Agent:	Citigroup Financial Products, Inc.
Fees and Conflicts:	Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of instruments, such as options, swaps or futures, based upon the Underlying LIBOR Rate by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.
London Business Day:	Any day on which dealings in deposits in U.S. dollars are transacted in the London, England interbank market.
CUSIP:	.

Callable Fixed-to-Floating Rate Notes Due 2013

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How the Notes Work

Callable Fixed-to-Floating Rate Notes Due 2013 (the “Notes”) are callable investments that offer investors the safety of 100% principal protection at maturity or call and the potential for periodic income. The Notes will bear interest at a rate of approximately 4.75% to 5.25% (to be determined on the Pricing Date) per annum from and including July     , 2008 to but excluding July     , 2009. However, instead of paying periodic income at a fixed rate of interest, as in most traditional fixed-income investments, the potential quarterly interest payments on the Notes are variable from and including July     , 2009 to but excluding the Maturity Date (each such Interest Period, a “Floating Rate Interest Period”). The amount of periodic income these Notes pay for each Floating Rate Interest Period is based upon the Underlying LIBOR Rate plus 1%. We may call the Notes beginning approximately one year after the Issue Date on any Interest Payment Date for 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

If not previously called by us, the Notes will have a maturity of approximately five years and, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. The Notes will bear interest at a rate of approximately 4.75% to 5.25% (to be determined on the Pricing Date) per annum from and including July     , 2008 to but excluding July     , 2009. Beginning on July     , 2009, the interest payment for any Floating Rate Interest Period will equal the Underlying LIBOR Rate plus 1%. Accordingly, interest payments for the Floating Rate Interest Periods will vary.

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning approximately one year after the Issue Date. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

These Notes are not a suitable investment for investors who require regular fixed-income payments since beginning on July     , 2009, the quarterly interest payments for each Floating Rate Interest Period will be based on the Underlying LIBOR Rate. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to the Underlying LIBOR Rate on a principal-protected basis, if held to maturity, with current income, which will be variable during the Floating Rate Interest Periods.

■	Investors expecting the level of the Underlying LIBOR Rate to rise moderately.

■	Investors who are willing to risk their Notes being called prior to maturity.

■	Investors who seek to add a structured-interest-rate investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Benefits of the Notes

■	Income Potential

The Notes offer current income in the form of fixed and variable interest payable quarterly. The variable interest payable for each Floating Rate Interest Period will depend on the Underlying LIBOR Rate for a relevant Interest Period.

■	Principal Protection

At call or on the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Underlying LIBOR Rate.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review “Risk Factors Relating to the Notes” in the preliminary pricing supplement relating to this offering and “Risk Factors” in the related prospectus supplement for a full description of risks.

■	Beginning July , 2009, the Amount of Interest Payable on the Notes Will Vary

The Notes are not a suitable investment for investors who require regular fixed-income payments since the interest rate applicable to quarterly Interest Periods beginning on or after July     , 2009 are variable. During these Floating Rate Interest Periods, variable interest payments will be based on the Underlying LIBOR Rate.

■	Early Redemption of the Notes Will Limit the Time During Which You Could Accrue Interest

If we exercise our option to call the Notes, you will receive only the principal amount of Notes you then hold, plus any accrued and unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original Maturity Date of the Notes.

■	The Level of the Underlying LIBOR Rate Will Affect Our Decision to Call the Notes

If the level of the Underlying LIBOR Rate increases sufficiently, resulting in a quarterly interest payment on the Notes for any Floating Rate Interest Period greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity, you should expect that the Notes will be called beginning on July     , 2009. If we call the Notes prior to maturity, you may not be able to reinvest at a similar yield.

■	Potential for a Lower Comparable Yield

Quarterly interest payments from and including July     , 2009 to but excluding the Maturity Date are linked to the Underlying LIBOR Rate, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes for any Floating Rate Interest Period may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Less Than Your Initial Investment

Due to, among other things, our right to call the Notes, changes in the Underlying LIBOR Rate, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Historical Data on the Underlying LIBOR Rate

The following table sets forth, for each of the quarterly periods indicated, the high and low levels of the Underlying LIBOR Rate, as reported on Reuters. The historical data on the Underlying LIBOR Rate is not indicative of the future performance of the Underlying LIBOR Rate or what the value of the Notes may be.

Any historical upward or downward trend in the Underlying LIBOR Rate during any period set forth below is not an indication that the Underlying LIBOR Rate is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2003
Quarter
First	1.3900%	1.2300%
Second	1.3294	1.0000
Third	1.1600	1.1000
Fourth	1.1800	1.1500
2004
Quarter
First	1.1500	1.1100
Second	1.6100	1.1100
Third	2.0200	1.5775
Fourth	2.5644	2.0275
2005
Quarter
First	3.1200	2.5700
Second	3.5163	3.1200
Third	4.0650	3.5288
Fourth	4.5363	4.0769
2006
Quarter
First	5.0000	4.5406
Second	5.5081	5.0000
Third	5.5200	5.3638
Fourth	5.3800	5.3500
2007
Quarter
First	5.3603	5.3300
Second	5.3600	5.3500
Third	5.7250	5.1981
Fourth	5.2531	4.7025
2008
Quarter
First	4.6806	2.5419
Second (through June 30)	2.9200	2.6381

The Underlying LIBOR Rate appearing on Reuters Page “LIBOR01” at 11:00 a.m. (New York City time) on June 30, 2008 was 2.7831%.

Historical Graph

The following graph shows the daily values of the Underlying LIBOR Rate in the period from January 2, 2003 through June 30, 2008 using historical data obtained from Reuters. Past movements of the Underlying LIBOR Rate are not indicative of future values of the Underlying LIBOR Rate.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets. Investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement for additional information relating to U.S. federal income tax and to their tax advisors to determine tax consequences particular to their situation.

•	Any payments of stated interest on the Notes will be taxable to a U.S. holder as ordinary interest at the time such payments are accrued or received.

•

Any gain or loss upon the sale or disposition of the Note will be capital gain or loss equal to the difference between the amount realized on the sale or disposition (less any accrued stated interest, which will be taxable as such) and the U.S. holder’s tax basis in such Note. Such gain or loss will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition.

In the case of a holder of the Notes that is not a U.S. person, all payments made with respect to the Notes, if any, and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8BEN or substitute form), and such payments or gain are not effectively connected with a U.S. trade or business of such holder, and such gain is not realized by an individual that is present in the United States for 183 days or more in the taxable year of the sale or disposition.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If the Underlying LIBOR Rate is not available on Reuters Page “LIBOR01,” or any substitute page thereto, the Calculation Agent may determine the rate for the Underlying LIBOR Rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—Determination of Three-Month U.S. Dollar LIBOR” in the preliminary pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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